International Headquarters
One Enterprise      Aliso Viejo, CA 92656
949.461.6000
www.valeant.com
August 21, 2008
Via Edgar
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 6010
Washington, D.C. 20549

Re:	Valeant Pharmaceuticals International (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 17, 2008
File Number: 001-11397
Dear Mr. Rosenberg:
I am writing in response to your comment letter (the “Comment Letter”) dated July 2, 2008 on behalf of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) and a telephone conversation with Ms. Keira Ino on August 7, 2008. The confirmatory questions the Staff communicated to us have been reproduced below with our responses for ease of reference.

Form 10-K for the Year Ended December 31, 2007
Critical Accounting Estimates
Revenue Recognition, page 53
1.	Comment: The Company has provided detail of “Other Sales Deductions” based on estimates. To the extent the underlying detail is based on different types of deductions (or estimation methodologies) the Company should separately disclose the component parts of “other deductions from gross sales” and provide the detail by type in a roll forward format.
Response: The Company will include a roll forward of deductions from gross sales in its future annual filings on Forms 10-K (beginning with the year ending December 31, 2008). This roll forward will appear as follows, with the information for the year ending December 31, 2008 to be included when the report is filed:

Year ended December 31, 2007

Sales Return Accruals	$31,001	$25,788	$(22,923)	$2,841	$36,707
Rebates	20,323	26,829	(27,612)	(1,402)	18,138
Discounts	4,352	24,354	(21,700)	—	7,006
Chargebacks	4,059	14,807	(16,181)	—	2,685
IMA Fees	2,907	8,325	(8,786)	—	2,446

Total Sales Deduction Accruals	$62,642	$100,103	$(97,202)	$1,439	$66,982

Year ended December 31, 2006

Sales Return Accruals	$21,338	$17,541	$(15,281)	$7,403	$31,001
Rebates	19,037	33,057	(32,000)	229	20,323
Discounts	3,789	17,047	(16,484)	—	4,352
Chargebacks	2,664	14,550	(13,155)	—	4,059
IMA Fees	1,816	8,394	(7,303)	—	2,907

Total Sales Deduction Accruals	$48,644	$90,589	$(84,223)	$7,632	$62,642

Sales Return Accruals are recorded based on historical experience, estimated customer inventory levels, and forecasted sales patterns.
Rebates include various managed care sales rebate and other incentive programs, the largest of which relates to Medicaid and Medicare.
Discounts include cash discounts that are provided to customers that pay within a specific period and volume discounts. The provision for cash discounts is estimated based upon invoice billings, utilizing historical customer payment experience.
Chargebacks represent amounts payable in the future to a wholesaler for the difference between the invoice price paid to the Company by our wholesale customers for a particular product and the negotiated contract price that the wholesalers’ customer pays for that product. Our chargeback provision and related reserve varies with changes in product mix, changes in customer pricing and changes to estimated wholesaler inventories.
Inventory Management Agreement (“IMA”) Fees are deductions from gross sales, recorded pursuant to agreements with certain of our wholesale customers.
2.	Comment: The Company should assess materiality in respect of whether the adjustment to the prior periods needs to be discussed on the basis of profitability as well as revenue. The response letter indicated that the adjustments were not material and referenced the adjustments in relation to net sales only.
Response: Historically, the Company measured the materiality of changes in estimate of net revenue deductions on the basis of total net sales. The Company will measure such changes of estimate in the future on the basis of both net sales and income from continuing operations before taxes. On a quarterly basis, adjustments to the Company’s estimate of net revenue deductions have not been material to consolidated net sales. However, they have on certain occasions been material to income from continuing operations before taxes. The Company will include assessments of the materiality of these adjustments in Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings.
The Company estimates product returns at the time of sale based on historical patterns and rates of return of our products. This estimation methodology relies upon a historical model to calculate sales return accruals, with a comparison to historical experience, including the historical rate of actual returns. These comparisons are reviewed quarterly, with adjustments made when trends are identified. A more detailed review of our returns model is undertaken on an annual basis.
In 2004, as a result of changes related to our product sales in the United States, including adoption of inventory management agreements with our major wholesaler customers, changes in our specific returns policy with respect to certain products, changes in the expiration dating of certain of our products, and reduction of estimated inventory levels at our major wholesaler customers, we reduced our estimated rates of future product returns for prospective sales. During 2005, our actual realized rates of product returns were consistent with our reduced estimates developed in 2004. However, in 2006, the Company began to experience higher actual product returns in the United States than had been originally estimated. These increases were experienced in many of our products in the United States, including Efudex, Oxsoralen-Ultra, and Migranal. As a result, as part of our review of our returns reserve, we adjusted our reserve for product returns to reflect the increased experienced level of returns. This adjustment resulted in an increase of $7.4 million in our returns reserve in the third quarter of 2006.
As part of our review of our returns reserve in the third quarter of 2007, we recognized that we had experienced higher actual product returns in the United States and certain other countries than had been previously estimated. As a result of this review of our returns reserve, we adjusted our reserve for product returns. This adjustment resulted in an increase of $2.8 million in our returns reserve in the third quarter of 2007, resulting most notably from returns of Permax and Cesamet in the United States.

3.	Comment: The Company should clarify whether its sensitivity disclosure is of a “reasonably likely” outcome or on a “hypothetical” basis.
Response: An adjustment to the Company’s estimated liabilities for net revenue deductions of 5% of consolidated product net sales on a quarterly basis would result in an increase or decrease to net product sales and income from continuing operations before income taxes of approximately $8 million to $10 million. This estimate approximates the largest change in estimate we have historically experienced and therefore is of a reasonably likely outcome basis.
In addition to the responses above, the Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that the above response and the related revisions will be acceptable to the Staff. Please do not hesitate to call me at (949) 461-6024 with any questions regarding this letter. We thank you for your time and attention.

Sincerely,
/s/ Peter J. Blott
Peter J. Blott
Executive Vice President and Chief Financial Officer

cc:	Securities and Exchange Commission, Division of Corporation Finance
Ms. Keira Ino, Staff Accountant Mr. Don Abbott, Senior Staff Accountant

Valeant Pharmaceuticals International
J. Michael Pearson, Chairman and Chief Executive Officer
Philip Loberg, Senior Vice President and Group Financial Controller
Steve Min, Esq., Executive Vice President and General Counsel

Cooley Godward Kronish LLP
D. Bradley Peck, Esq.
Charles S. Kim, Esq